Exhibit 99.2
Navios Maritime Holdings Inc.
Announces
Four New Time Charters
PIRAEUS, Greece, August 18, 2008 — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, announced today that it has secured new time charters for four vessels.
“We continue to capitalize on a strong rate environment in the drybulk sector. We have secured four new time charter contracts for vessels well ahead of their availability. Two of the vessels are newbuildings, with expected delivery in late 2009 and early 2010. The other two vessels have been fixed at a 80% premium to their existing charter rates. These fixtures support our dual goals of increasing cash flow while securing long term visibility through 2010 and 2011,” said Ms. Angeliki Frangou, Chairman and CEO of Navios Holdings.
The details for each of the charters are as follows:
Navios TBN Capesize – Ten-Year Charter
Navios TBN Capesize, a 172,000 dwt new building vessel scheduled to deliver in the fourth quarter of 2009, has been chartered-out for ten years commencing upon delivery. The ten-year, net daily charter-out rate will be $41,325 per day.
Navios TBN Capesize – Five-Year Charter
Navios TBN Capesize, another 172,000 dwt new building vessel scheduled to deliver in the first quarter of 2010, has been chartered-out for five years commencing upon delivery. The five-year, net daily charter-out rate will be $57,000 per day.
Navios Orion – Three-Year Charter
The Navios Orion, a 76,602 dwt Panamax vessel built in 2005, has been chartered-out for approximately three and a half years, commencing April 1st 2009 through December, 2012. The three-year, net daily charter-out rate will be $49,400 per day, which compares favorably to the vessel’s expiring two-year net daily charter-out rate of $27,312 per day.
Navios Achilles – Three-Year Charter
The Navios Achilles, a 52,063 dwt Ultra-Handymax vessel built in 2001, has been chartered-out for three years, commencing February 23, 2009. The three-year, net daily charter-out rate will be $38,009 per day, which compares favorably to the vessel’s expiring two-year net daily charter-out rate of $21,138 per day.
Time Charter Coverage

As a result of these new charters, Navios Holdings has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 98.6% for 2008, 68.7% for 2009, 47.1% for 2010 and 32.6% for 2011.
About Navios Maritime Holdings Inc.
Navios Maritime Holdings Inc. is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain.
Navios Holdings may, from time to time, be required to offer certain owned Capesize and Panamax vessels to Navios Maritime Partners L.P. for purchase at fair market value according to the terms of the Omnibus Agreement.
For more information about Navios Holdings please visit our website: www.navios.com.
Forward Looking Statements — Safe Harbor
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
+1.212.279.8820
investors@navios.com